Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

February 28, 2007

VIA FEDERAL EXPRESS AND EDGAR

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Re: Hyde Park Acquisition Corp. (f/k/a “Rand Acquisition Corp. II”)
       Amendment Nos. 2 and 3 filed February 9 and 16, respectively
       File No. 333-138452

Dear Mr. Reynolds:

On behalf of Hyde Park Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated February 28, 2007, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 4 to the Registration Statement (“Amendment No. 4”), a copy of which has been marked with the changes from Amendment No. 3 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 4 to Thomas Kluck.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 4 the specific locations in such amendment in which our responses to the Staff’s comments are reflected.

General

1.
We note you have significantly increased the size of the offering and the percentage of shareholders exercising conversion rights necessary to prevent a business combination. Please explain to us supplementally the reasons for such changes. For example, has the size or number of potential acquisitions you are considering changed, are you aware of circumstances where more than 20% of shareholders in similar offerings have requested conversion, or are the changes designed to raise a projected minimum required amount of proceeds even if a sizeable number of shareholders elect to convert? We may have additional comments.

The size of the offering was changed as a result of increased investor interest in the offering rather than as a result of any change in the Company’s expected plans to acquire a target business. As discussed with the Staff, the Company has determined to lower the conversion threshold from 40% back to the original threshold of 20%.

Mr. John Reynolds
February 28, 2007

2.
We note the revised disclosure throughout the document that you have increased the conversion threshold from 20% to 40%. Provide clear disclosure regarding the reasons for this change in the conversion so that investors can understand the company’s position when making an investment. Provide clear disclosure throughout the prospectus that this is different from the terms of a traditional SPAC and add a risk factor. In addition, add an additional risk factor at the beginning of the risk factors section discussing the risks associated with this change. Provide clear disclosure throughout that this will make it easier for a business combination to be approved. We may have further comment.

As indicated above, the Company has determined to lower the conversion threshold from 40% back to the original threshold of 20%. Accordingly, we respectfully believe that this comment is no longer applicable.

3.
In the proposed business section, we note that you continue to have the 80% threshold for the value of any business interest you acquire. Please revise to discuss the logistics of any acquisition in light of the revision to your conversion threshold.

As indicated above, the Company has determined to lower the conversion threshold from 40% back to the original threshold of 20%. Accordingly, we respectfully believe that this comment is no longer applicable.

4.
Please revise the disclosure to clarify what you mean by the term “controlling interest” and the extent to which “controlling interest” may be less than a majority of the outstanding voting rights of an acquisition candidate.

We have revised the disclosure in the Registration Statement to clarify that the term “controlling interest” means the acquisition by the Company of not less than 50% of the voting securities of a target business.

5.
Please reconcile the discussion on page 1 to the effect you will not structure a business combination whereby you would acquire less than a controlling interest with the discussion on the top of page 2 that in order to consummate a business combination you may incur debt or issue equity in an amount that could result in ownership of a minority of the combined company. We may have additional comments.

As indicated on page 1 of the “Prospectus Summary,” the Company will not acquire less than a controlling interest of a target business (meaning not less than 50% of the voting securities of such target business). However, even in a situation where the Company acquires 100% of the target business, it is possible that the Company would issue a significant amount of equity securities to the holders of the target business. As a result, while the Company would own 100% of the target business, the Company’s original stockholders could end up owning less than a majority of the Company’s then outstanding securities (as a result of issuances to the target’s stockholders). Accordingly, we believe the two statements are consistent and that no reconciliation is necessary.

Mr. John Reynolds
February 28, 2007

Certificate of Incorporation, page 5

6.
The second sentence of the second paragraph of this section indicates if you have not completed a business combination within 24 months from the date of the prospectus, your corporate existence will cease except for winding up your affairs and liquidation. The last sentence of this paragraph, however, indicates you may not amend or waive this provision except in connection with the consummation of a business combination. Please expand the discussion to explain the distinction, if any, between completion and consummation. We may have additional comments.

As discussed with the Staff, the terms “completed” and “consummated” were intended to be used interchangeably without any distinction between the two. We have revised the disclosure in the Registration Statement to use the term “consummated” in order to remove any perceived distinction.

Signatures

7.	In your next amendment, please revise the signature page to indicate the company’s new name instead of Rand Acquisition Corp. II.

We have revised the disclosure in the Registration Statement to correct the Company’s name on the signature page.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc: Laurence S. Levy